As filed with the Securities and Exchange Commission August 20, 2001

                                                               File No. 70-9861

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3
                                     TO
                                  FORM U-1
                          APPLICATION/DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    -----------------------------------

                      Great Plains Energy Incorporated
                     Kansas City Power & Light Company
                      Great Plains Power, Incorporated
                        KCPL Receivable Corporation
                             1201 Walnut Street
                        Kansas City, Missouri 64106

                                  KLT Inc.
                        10740 Nall Street, Suite 230
                        Overland Park, Kansas 66211

        (Names of companies filing this statement and addresses of principal executive offices)
                    -----------------------------------

                     Great Plains Energy Incorporated*

 (Name of top registered holding company parent of each applicant or declarant)
                    -----------------------------------

                            Bernard J. Beaudoin
                          Chief Executive Officer
                      Great Plains Energy Incorporated
                             1201 Walnut Street
                        Kansas City, Missouri 64106
                    -----------------------------------

       The Commission is requested to mail copies of all orders, notices and other communications to:

   William G. Riggins, Esq.                    Nancy A. Lieberman, Esq.
   General Counsel                             W. Mason Emnett, Esq.
   Kansas City Power & Light Company           William C. Weeden
   1201 Walnut Street                          Skadden, Arps, Slate,
   Kansas City, Missouri  64106                   Meagher & Flom LLP
                                               1440 New York Avenue, N.W.
                                               Washington, D.C. 20008


         *Great Plains Energy Incorporated will register as a public utility holding company upon completion of the reorganization described in Item 1 of this Application/Declaration.



                             TABLE OF CONTENTS

Item 1.  Description of the Proposed Transaction....................................................2
         A.  Description of the Applicants..........................................................2
                  1.  KCPL .........................................................................2
                  2.  Nonutility Subsidiaries.......................................................5
         B.  Capitalization of KCPL and its Subsidiaries...........................................12
         C.  Reasons for the Reorganization........................................................15
         D.  Description of the Reorganization.....................................................16
         E.  Post-Reorganization Financing.........................................................17
                  1.  External Financing...........................................................18
                  2.  Guarantees and Other Forms of Credit Support.................................25
                  3.  Hedging Transactions.........................................................26
         F.  Other Financing Transactions..........................................................27
                  1.  Changes in Capital Stock of Subsidiaries.....................................28
                  2.  Financing Subsidiaries.......................................................28
                  3.  Intermediate Subsidiaries....................................................29
                  4.  Payment of Dividends out of Capital and Unearned Surplus.....................33
         G.  Intrasystem Service Arrangements......................................................34
         H.  Certificates of Notification..........................................................35

Item 2.  Fees, Commission and Expenses.............................................................36

Item 3.  Applicable Statutory Provisions...........................................................37
         A.  General...............................................................................37
         B.  Compliance with Rules 53 and 54.......................................................37

Item 4.  Regulatory Approvals......................................................................38

Item 5.  Procedure.................................................................................39

Item 6.  Exhibits and Financial Statements.........................................................39
         A.  Exhibits..............................................................................39
         B.  Financial Statements..................................................................40

Item 7.  Information as to Environmental Effects...................................................41




               Introduction and Request for Commission Action

         Kansas City Power & Light Company ("KCPL"), a Missouri corpora tion, is a public utility company currently not subject to the jurisdiction of the Commission pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to a corporate reorganization (the "Reorganization"), KCPL proposes to adopt a new corporate structure in which KCPL will become a wholly-owned subsidiary of a newly formed holding company. Specifically, KCPL will form a new subsidiary, Great Plains Energy Incorporated, a Missouri corporation ("Great Plains Energy"), which in turn will form another new subsidiary, KC Merger Sub Incorporated, a Missouri corporation ("NewCo"). KCPL then will merge with and into NewCo, with KCPL as the surviving corporation, resulting in KCPL becoming a wholly-owned subsidiary of Great Plains Energy. Finally, KCPL will dividend up to Great Plains Energy two of KCPL's nonutility subsidiaries, KLT Inc. and Great Plains Power, Inc. ("Great Plains Power"), such that they also become wholly-owned subsidiaries of Great Plains Energy. Following completion of the Reorganization, Great Plains Energy will register as a public utility holding company pursuant to Section 5 of the Act. (KCPL, Great Plains Energy, and the other KCPL subsidiaries identified on the signature page are collectively referred to herein as the "Applicants.")

         This Application/Declaration seeks authorization and approval with respect to certain on-going financial activities of Great Plains Energy and its subsid iaries following completion of the Reorganization and the approval of certain affiliate arrangements and other related matters. To the extent necessary, Great Plains Energy also requests the Commission make findings under Section 11(b)(1) of the Act that (i) the electric utility system of Great Plains Energy constitutes an "integrated" electric utility system within the meaning of Section 2(a)(29) of the Act and (ii) the nonutility operations of Great Plains Energy and its subsidiaries may be retained. Finally, Great Plains Energy requests Commission authorization pursuant to Section 9(a)(1) for KCPL and Great Plains Energy to engage in certain leasing transactions and authorization pursuant to Sections 12 and 13 for certain intrasystem transactions.


Item 1.  Description of the Proposed Transaction

A.       Description of the Applicants

         1.       KCPL

         KCPL is an electric utility company engaged in the generation, transmission, distribution, and sale of electric energy in Missouri and Kansas. KCPL owns approximately 3,700 MW of generation and provides retail electric service to approximately 467,000 customers in Kansas and Missouri, serving retail customers in the region in and around the Kansas City metropolitan area.(1) The Restated Articles of Consolidation and By-laws of KCPL are attached hereto at Exhibits A-1 and A-2, respectively. A map showing the service area of KCPL also is provided at Exhibit E-1.

         KCPL is subject to the regulatory jurisdiction of the Missouri Public Service Commission ("MPSC") and the Corporation Commission of the State of Kansas ("KCC") with respect to its retail operations. KCPL also is subject to regulation of the Federal Energy Regulatory Commission (the "FERC") with respect to its wholesale and transmission-related operations and the Nuclear Regulatory Commission (the "NRC") with respect to licensing and operation of its nuclear generating units.

         For the year ended December 31, 2000, KCPL had consolidated operating revenues of approximately $1.1 billion, resulting in a net income of approximately $159 million. For the year ended December 31, 2000, KCPL derived $952 million of its operating revenues from regulated sales of electricity and electric transmission service. At December 31, 2000, KCPL had consolidated total assets of approximately $3.3 billion, including approximately 1,700 miles of transmission lines, approximately 8,900 miles of overhead distribution lines, and approximately 3,400 miles of underground distribution lines.

--------
1 KCPL also engages in limited gas brokering activities, as permitted under Rule 58(b)(v).



         Applicants request that the Commission find that the Great Plains Energy system constitutes an "integrated" electric utility system within the meaning of Section 2(a)(29)(A) of the Act.(2) The utility operations of the Great Plains Energy system initially will be confined to the single area consisting of KCPL's service territory. This system will be interconnected through the KCPL transmission system and will be operated on a coordinated basis. Upon expansion of operations of Great Plains Power (described below), the utility operations of Great Plains Power may expand beyond the KCPL service territory, but will continue to be operated on a coordinated basis and will remain interconnected with the remainder of the Great Plains Power system through participation in a regional transmission organization ("RTO") or through a contract path, consistent with Commission precedent. The operations of Great Plains Power at all times will be within the same "area or region" of the Great Plains Energy system within the meaning of Section 11(b)(1). The principal executive offices of Great Plains Energy are located in Kansas City, Missouri. As described below, KCPL is subject to regulation with respect to rates, service, and other matters in both of the jurisdictions in which it operates. The Great Plains Energy system is not so large as to impair the advantages of efficient opera tion, localized management and effectiveness of regulation and, accordingly, is an "integrated" electric utility system within the meaning of the Act.

         KCPL currently leases certain utility assets for use in providing electric service within its service territory. Two of these leases are for transmission assets, and one lease is for a combustion turbine. The first transmission line lease is with Kansas Gas and Electric Company, a wholly-owned subsidiary of Western Resources, Inc., for the Wolf Creek/LaCygne transmission line pursuant to a tariff on file with the FERC. Commitments under this lease total $1.9 million per year through September 2025, unless the lease is otherwise cancelled. The second transmission line lease is with Associated Electric Cooperative, Inc. for KCPL's

--------------
2 Under Section 2(a)(29)(A) of the Act, an integrated electric utility system is defined to mean:

            a system consisting of one or more units of generating
            plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physi cally interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated
            system confined in its operations to a single area or
            region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation ....


share of certain Joint Facilities, as defined in the Coordinating Agreement by and among Associated Electric Cooperative, Inc., Kansas City Power & Light Company, St. Joseph Light & Power Company, Nebraska Public Power District, Omaha Public Power District, City of Lincoln and Iowa Power Inc. for the Cooper - Fairport - St. Joseph 345 Kilovolt Interconnection. KCPL also makes payments to St. Joseph Light & Power for certain Joint and Terminal Facilities related to the Cooper - Fairport - St. Joseph 345 Kilovolt Interconnection. The total of all payments is less than $0.5 million per year. Payments associated with this second lease also are made pursuant to a tariff on file with the FERC. Finally, the combustion turbine lease is with First Security Bank, N.A. as Owner Trustee which expires in October 2001, unless extended by mutual agreement of KCPL and the lessor. This lease also may be extended through the execution of alternative leasing arrangements with other nonaffiliated parties replacing First Security Bank as Owner Trustee.

         KCPL also leases from nonaffiliates a number of railcars for the purpose of delivering fuel to KCPL's electric generating plants. When these railcars are not being used by KCPL for its fuel deliveries, KCPL subleases them to other utilities for purposes of fuel deliveries. Certain of these subleases are made pursuant to a Unit Train Exchange Agreement, which effectively aggregates the equipment of participating plant owners to create a pool of available train equipment at any one particular time. Charges for using another plant owners' equipment are assessed at a market specified price on a trip-by-trip basis.(3) In 1998, KCPL also entered into a sublease for 220 steel railcars for the remaining five years of a 15 year lease in order to accelerate the acquisition of more economical aluminum railcars.

---------------

3 The Commission has authorized subsidiaries of registered holding companies to offer nonassociates equipment and facilities acquired for their own pur poses during periods of nonutilization. See Indiana & Michigan Electric Co., Holding Co. Act Release No. 24039 (Mar. 4,
      1986) (use of coal transporta tion equipment); Ohio Power Co., Holding Co. Act Release No. 25427 (Dec. 11, 1991) (railcar repair service).


         In addition, KCPL holds contracts for delivery of five combustion turbines. Following the Reorganization, KCPL may transfer certain of these con tracts to Great Plains Power, an affiliate of KCPL described below. In the alterna tive, KCPL may transfer certain or all of these contracts to nonaffiliated parties that, in turn, would lease the delivered turbines back to either KCPL or Great Plains Power. In the event any of these contracts are transferred from KCPL, such transfers would be affected prior to the inclusion of costs associated with the contracts in KCPL's rate base. To the extent such transfers require additional Commission authorization, Applicants will submit an application/declaration under the Act requesting such authorization.

         2.       Nonutility Subsidiaries

         In addition to its regulated utility operations, KCPL wholly-owns the following Nonutility Subsidiaries:(4) Home Service Solutions, Inc., a Missouri corporation ("Home Service"); KCPL Receivable Corporation, a Delaware corpora tion ("KCPL Receivable"); KLT Inc., a Missouri corporation ("KLT"); and Great Plains Power, Incorporated, Missouri corporation.(5) During the Reorganization, KCPL will dividend up to Great Plains Energy its interests in KLT and Great Plains Power, which will become wholly-owned subsidiaries of Great Plains Energy. KCPL Receivable and Home Service will remain wholly-owned subsidiaries of KCPL or become direct or indirect subsidiaries of Great Plains Energy, unless they are disposed of or otherwise dissolved.(6) To the extent required, KCPL requests the Commission determine that all of the direct and indirect Nonutility Subsidiaries described herein are retainable under the standards of Section 11(b)(1) of the Act.

--------------

4 As used in this Application/Declaration, the term Nonutility Subsidiaries means (i) each of the existing nonutility subsidiaries of KCPL and their respective subsidiaries and (ii) after Great Plains Energy registers as a public utility holding company pursuant to
      Section 5 of the Act, any direct or indirect nonutility company acquired or formed by Great Plains Energy or its nonutility subsidiaries in a transaction that has been approved by the Com mission or otherwise exempt under the Act or rules thereunder.

5 As described above, KCPL also has formed Great Plains Energy, which in turn will form NewCo. Great Plains Energy and NewCo are held by KCPL exclusively for the purpose of effectuating the Reorganization.

6 KCPL recently dissolved WYMO Fuels, Inc., a Missouri corporation and wholly-owned subsidiary established to acquire and develop coal properties in Wyoming.



         For the year ended December 31, 2000, KCPL reported consolidated operating revenues of $1.1 billion, of which approximately $952 million (85 percent) were derived from regulated sales of electricity and electric transmission service and approximately $164 million (15 percent) were derived from activities of the Nonutility Subsidiaries. Applicants request that investments in Nonutility Subsidiar ies prior to the date of the Reorganization be disregarded for purposes of calculating the dollar limitation placed on Great Plains Energy for such investments under Rule 58.(7)

         a. Home Service

         Home Service is an intermediate holding company that owns a 100 percent interest in Worry Free Services, Inc., which assists residential customers in obtaining financing primarily for heating and air conditioner equipment,(8) and a 49.4 percent interest in R.S. Andrews Enterprise, Inc., a consumer services company. Home Service currently is in the process of divesting R.S. Andrews. It is anticipated that following the divestiture of R.S. Andrews, Home Service will be sold or otherwise disposed of.

         b. KCPL Receivable

         In 1999, KCPL entered into a revolving agreement to sell all of its right, title and interest in the majority of its customer accounts receivable to KCPL Receivable, a special purpose entity established to purchase customer accounts receivable from KCPL.(9) Such accounts receivable represent the obligations of customers within KCPL's general service area to pay for the delivery or sale of electricity and KCPL's rights to payment of any interest or finance charges associated therewith and all proceeds of the foregoing. Accounts receivable sold under the agreement totaled $108.2 million at December 31, 2000.

------------

7 The Commission previously has determined that it is appropriate to disregard existing investments in "energy-related companies" of to-be registered holding companies for purposes of Rule 58, as such companies were not subject to the restrictions of Section 11(b)(1) at the time such investments were made. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).

8     See Rule 58(b)(1)(iv).

9 See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (2000); Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan. 22, 1985).


         c. KLT

         KCPL consolidates the majority of its nonutility business ventures in KLT, an intermediate holding company.(10) KLT's subsidiaries, described generally below and listed individually in Exhibit E-2, primarily engage in energy-related services and natural gas development.(11)

o KLT Energy Services Inc. ("KLT Energy Services") and its subsidiaries invest in companies which provide products and services to customers to control the amount, cost and quality of electricity to commercial and indus trial customers, provide demand-side management services, power supply coordination (including purchasing electricity at wholesale for resale to end users), gas management, energy consulting, generation optimization (such as scheduling and dispatching generation) and wholesale marketing services. As shown on Exhibit E-2, KLT Energy Services holds interests in the following companies:(12)

         o Custom Energy Holdings, LLC, an intermediate holding company formed to own interests in Custom Energy, LLC ("Custom Energy") and Strategic Energy, LLC ("Strategic Energy").(13)

----------------

10 The Commission has authorized registered holding companies to form and capitalize intermediate nonutility subsidiaries to act as holding companies over other nonutility subsidiaries. See, e.g., The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); Exelon Corp., Holding Company Act Release No. 27256 (Oct. 19, 2000).

11    KLT also wholly-owns Energetechs, Inc., which currently is inactive.

12    As shown on Exhibit E-2, KLT Energy Services also holds approximately
      1.3 million common shares (approximately 2.8 percent of total outstanding shares) in Bracknell Corporation ("Bracknell), which provides services on communication, electrical, HVAC and other low voltage systems. As KLT Energy Services' investment in Bracknell is below five percent, Bracknell is neither a subsidiary nor an affiliate of Great Plains Energy.

13 The Commission has authorized registered holding companies to retain intermediate holding companies in numerous cases. See, e.g., New Century Energies, Holding Co. Act Release No. 27000 (Apr. 7, 1999).



         o Custom Energy and its subsidiary, Custom Energy/M&E Sales, LLC,(14) which design and install energy saving technologies in, and offers performance contracts to, commercial, government, and educa tional facilities in the United States.(15)

         o Strategic Energy, which provides power supply coordination (includ ing energy marketing services), gas management, energy consulting, and generation optimization (such as scheduling and dispatching generation) in the United States. Strategic Energy also is a competi tive retail electricity provider in certain states which have opened their retail electric markets.(16)

----------------

14    Custom Energy's other subsidiary, CM2, LLC, is currently inactive.

15    See Rule 58(b)(1)(ii).

16    See Rule 58(b)(1)(v) and (vii).

17    See Rule 58(b)(ix).


o KLT Gas Inc. ("KLT Gas") owns and operates interests in oil and gas produc ing properties and invests in companies which in turn own and operate interests in oil and gas producing properties, some of which are in or near KCPL's retail electric service territory. KLT Gas' primary focus is on coal bed methane producing properties, but also has a 50 percent working interest in natural gas producing properties in south Texas. KLT Gas and the compa nies in which it invests produce and gather gas, which is then transported on third-party pipelines and sold at wholesale. KLT Gas and its investments do not own interstate pipelines or local distribution facilities, and do not sell gas at retail. KLT Gas also owns FAR Gas Acquisitions Corporation, which holds limited partnership interests in coal bed methane gas well properties.17

o KLT Telecom Inc. ("KLT Telecom") pursues investment opportunities in telecommunications and wireless technology. KLT Telecom is a 83 percent owner of Digital Teleport, Inc., a St. Louis based competitive access provider and inter-exchange carrier, which is developing a national fiber optic net work.(18)

o        KLT Investments Inc. ("KLT Investments") and KLT Investments Inc.
         II ("KLT Investments II") pursue certain passive investments for the benefit of the Great Plains Energy system (the "Passive Interests"). Specifically, KLT Investments invests, as a limited partner, in affordable housing partnerships that provide tax benefits to the consolidated group. KLT Investments' portfolio consists of interests in over 700 affordable housing projects and approximately 47,000 rental units located in 46 states, the District of Colum bia and Puerto Rico.(19) Investments in this portfolio are made solely for the purpose of obtaining tax credits and Applicants anticipate such such invest ments will be liquidated as the terms of the relevant tax credits expire.(20)

--------------

18 KLT Telecom filed an application to for exempt telecommunications com pany status under Section 34 of PUHCA with the Federal Communications Commission on June 12, 2001.

19 The Puerto Rican investments are held indirectly by two limited partnerships, Institutional Tax Credits 7, in which KLT Investments has a 9.9 percent limited partnership interest, and USA Metropolitan 2, in which KLT Invest ments has a 13.2 percent limited partnership interest. Out of the approximate 47,000 rental units in which KLT Investments has limited partnership inter ests, approximately 0.6 percent of the rental units are in Puerto Rico (an aggregate total of approximately 283 units). Applicants expect that these investments will be liquidated as the terms of the relevant tax credits and their subsequent holding periods expire. Applicants anticipate the tax credits for certain of the Puerto Rican investments will expire during the fourth quarter of 2005. Due to the de minimus nature of these investments in Puerto Rico, Applicants request that the Commission not require the liquidation of these limited partnership interests at this time. Applicants commit that, on a going-forward basis, they will not invest in any additional limited partner ships with investments outside of the fifty states and the District of Columbia.

20 The Commission has authorized similar tax-driven investments by registered holding companies in a number of cases, most recently in Alliant Energy Corp., Holding Co. Act Release No. 27418 (June 11,
      2001). See also Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000).


         KLT Investments II pursues passive investments in community, economic development and energy-related opportunities.
         Specifically, KLT Invest ments II holds the following interests:

         o An approximate 3.3 percent interest in CFB Venture Fund II, a Mis souri limited partnership ("CFB") formed to provide venture capital to companies in the manufacturing, distribution and services markets. With the exception of a business investment located in Houston, Texas, the portfolio of companies in which CFB invests are in Kansas and Missouri. The interests held by KLT Investments II in CFP are currently valued at approximately $598,000.

         o An approximate 1.3 percent interest in KCEP I, L.P., a Kansas limited partnership ("KCEP") formed to provide venture capital to small businesses. The portfolio of companies in which KCEP invests are generally located in Kansas and Missouri. The interests held by KLT Investments II in KCEP are valued at approximately $820,000.

         o An approximate 6.36 percent interest in Envirotech Investment Fund I, a Delaware limited partnership ("Envirotech") formed to invest in energy and environmental technologies with greenhouse gas reduction benefits and in technology of strategic relevance to utilities. The interests held by KLT Investments II in Envirotech Investment Fund I are valued at approximately $1.7 million.

         KLT Investments II is in the process of liquidating its interests in CFB, KCEP, and Envirotech. To that end, KLT Investments II is seeking a pur chaser for its interests in CFB and has entered into a letter agreement to sell its interests in KCEP and Envirotech, subject to the negotiation of definitive documents. In the interim, Applicants request Commission authorization to retain these investments. Such "good citizen" investments are consistent with economic development and venture capital enterprises the Commission has accepted previously for registered holding companies.(21)

-----------

21 See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998) (permitting retention of venture capital and economic development investments).



Applicants believe that Great Plains Energy should be allowed to retain all aspects of the businesses of KLT Investments. The managing members and partners in the Passive Interests are companies and banks that are not affili ated with Great Plains Energy.(22) The limited purpose of the Passive Invest ments is to enable Great Plains Energy to be a good corporate citizen while, at the same time, secure tax benefits that are advantageous for its holding company system. However, Applicants also note that these investments, to the extent they foster economic growth in the region, indirectly result in additional demand for electricity within the KCPL service territory.

         d. Great Plains Power

         KCPL recently created Great Plains Power, a wholly-owned subsid iary, to hold interests in independent power plants ("IPPs") acquired after the reorganization.(23) Applicants anticipate Great Plains Power will acquire its IPPs from unaffiliated third parties or through construction of its own plants. Each of Great Plains Power's plants will be fully integrated with the Great Plains Energy public utility system, consistent with Commission precedent regarding the operation of an integrated utility system. Great Plains Power currently has no assets.

B.       Capitalization of KCPL and its Subsidiaries

         As of December 31, 2000, KCPL had issued 61,908,726 shares of common stock without par value. KCPL held 60,841 shares as of December 31, 2000 of its common stock to be used for future distribution resulting in 61,847,885 shares of common stock outstanding. In addition, as of December 31, 2000, KCPL has issued and outstanding five series of preferred stock:
100,000 shares of 3.80% cumulative preferred stock, $100 par value; 100,000 shares of 4.50% cumulative preferred stock, $100 par value; 70,000 shares of 4.20% cumulative preferred stock, $100 par value; 120,000 shares of 4.35% cumulative preferred stock, $100 par value; and, 6,357 shares of 4.00% cumulative redeemable preferred stock, $100 par value.(24) KCPL's common stock and three of the five series of KCPL's preferred stock are listed for trading on the New York Stock Exchange.

--------------

22 In each instance, the limited rights retained by KLT Investments in the Passive Interests are consistent with Commission No Action Letters regarding the scope of rights that may be held without the creation of a "subsidiary" within the meaning of PUHCA.

23 Under Section 32 of the Act and rules thereunder, registered holding compa nies are authorized to acquire interests in EWGs.

24 One series of KCPL's preferred stock - the 4.00% cumulative preferred stock - will be redeemed prior to or in connection with consummation of the Reorganization. As of December 31, 2000, 5,734 of the 6,357 outstanding shares were held by KCPL to meet future sinking fund requirements.


         KCPL has three business trusts formed under the laws of the State of Delaware (KCPL Financing I, II, and III). These trusts exist for the sole purpose of issuing Trust Originated Preferred Securities (TOPrs) and investing the proceeds in an equivalent amount of Junior Subordinated Deferrable Interest Debentures of KCPL. In 1997, KCPL Financing I (the "Trust") issued $150,000,000 of 8.3% preferred securities. The sole asset of the Trust is the $154,640,000 principal amount of 8.3% Junior Subordinated Deferrable Interest Debentures, due 2037, issued by KCPL. The terms and interest payments on these debentures correspond to the terms and dividend payments on the preferred securities. KCPL deducts these payments for tax purposes. KCPL may elect to defer interest payments on the debentures for a period up to 20 consecutive quarters, causing dividend payments on the preferred securities to be deferred as well. In case of a deferral, interest and dividends will continue to accrue, along with quarterly compounding interest on the deferred amounts. KCPL may redeem all or a portion of the debentures after March 31, 2002. If KCPL redeems all or a portion of the debentures, the Trust must redeem an equal amount of preferred securities at face value plus accrued and unpaid distributions. The back-up undertakings in the aggregate provide a full and unconditional guarantee of amounts due on the preferred securities. Further information regarding these securities can be found in the Form S-3 filed on December 18, 1996, attached hereto at Exhibit C-1 and incorporated by reference.

         KCPL is authorized to issue mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. This indenture creates a mortgage lien on substantially all utility plant. As of December 31, 2000, mortgage bonds secured $444.8 million of medium-term notes and revenue refunding bonds. KCPL is prohibited from issuing additional general mortgage bonds while its unsecured medium-term notes are outstanding and remain unsecured. Further information regarding this mortgage can be found in the Form 10-K and Form 10-Q for KCPL, attached hereto at Exhibits G-1 and G-2 respectively.

         During 2000, KCPL issued $200 million of unsecured, floating rate medium-term notes and $250 million of unsecured senior notes. KCPL is authorized to issue an additional $150 million of debt securities under its shelf registration statement dated November 21, 2000, which is attached hereto at Exhibit C-2 and incorporated by reference.

         During 2000, KLT renegotiated its existing $125 million bank credit agreement collateralized by the capital stock of KLT's direct subsidiaries from short-term to a three-year revolving credit agreement that matures in 2003. At December 31, 2000, KLT had repaid amounts borrowed during 2000 under the new agreement.

         The affordable housing notes at KLT Investments are collateralized by the affordable housing investments. Most of the notes also require the greater of 15 percent of the outstanding note balances or the next annual installment to be held as cash, cash equivalents or marketable securities.

         Short-term borrowings consist of funds borrowed from banks or through the sale of commercial paper as needed. As of December 31, 2000, KCPL has $55.6 million of commercial paper outstanding. KCPL has short-term bank lines of credit totaled $255 million with nine banks under minimal fee arrangements as of December 31, 2000. KCPL also has a 364-day revolving credit loan facility for up to $190 million to provide liquidity support for the remarketing of KCPL's Environ mental Improvement Revenue Refunding Bonds.

         As of December 31, 2000, KCPL had entered into two interest rate swap agreements to limit the interest rate on $30 million of long-term debt. The swap agreements mature in 2001 (unless otherwise extended, at the option of the counterparty, for an additional two years) and effectively fix the interest rate to a weighted-average rate of 3.88 percent. In 2000, KCPL also entered into three interest rate cap agreements to limit the exposure to increases in the interest rate on the $200 million of unsecured medium-term notes. The cap agreements mature in 2002. These swap and cap agreements are with highly rated financial institutions and simply limit KCPL's exposure to increases in interest rates. They do not subject KCPL to any material credit or market risks. The fair value of these agreements is immaterial and is not reflected in the financial statements. Although derivatives are an integral part of KCPL's interest rate management, the effect on interest expense for each of the last three years was not material.

         Set forth in the table below is a summary of KCPL's consolidated capital structure as of December 31, 2000:


                                       $ (In Thousands)              %

Common Stock Equity                    $  921,352                   40.03%

Preferred Stock Equity                 $   39,062                    1.70%

Company-obligated Mandatory
Redeemable Preferred Securities        $  150,000                    6.52%

Long-term Debt *                       $1,135,492                   49.33%

Short-term Debt                        $   55,600                    2.42%

      TOTAL:                           $2,301,506                  100.00%

 * includes current maturities on long-term debt

         Great Plains Energy is authorized under its Articles of Incorporation, attached hereto at Exhibit A-3, to issue 150,000,000 shares of common stock, without par value ("Common Stock") and 390,000 shares of cumulative preferred stock, $100 par value ("Preferred Stock"). Approximately 62 million shares of Great Plains Energy Common Stock and the 390,000 shares of Great Plains Energy Preferred Stock will be issued in the one-to-one exchange of shares contemplated by the Reorganization.(25) As described in Item 1.E. below, following the Reorganization Great Plains Energy intends to establish financing arrangements of its own, which will be used primarily to fund the operations of and investments in unregulated subsidiaries.


-----------
25 Great Plains Energy also is authorized to issue 1,572,000 shares of cumula tive no par preferred stock without par value and 11,000,000 shares of preference stock without par value. As of December 31, 2000, there were no shares of cumulative no par preferred stock or preference stock issued and outstanding. To the extent such shares may be issued by KCPL prior to the date of the Reorganization, Great Plains Energy requests authority to issue corresponding shares of no par preferred stock and preference stock as necessary to consummate the one-to-one exchange of shares.


C.       Reasons for the Reorganization

         KCPL is undertaking the Reorganization in response to the dramatic changes that occurred in the wholesale electric power market during the 1990s, i.e., the emergence of unregulated competitive generators, open access to the nation's transmission grid, and the appearance of competitive retail electricity markets in a significant percentage of the country. KCPL recognizes it must change the way it does business to be successful in this new marketplace. KCPL believes that in this new environment, its greatest opportunities for success lie in the competitive generation markets. Indeed, its survival as a stand-alone family of companies may depend on its success in this arena.

         The proposed Reorganization will facilitate this success by distancing Great Plains Power competitive generation ventures from KCPL's traditional utility operations and thus placing Great Plains on an equal footing with the competitive operations of other utility holding companies. This will provide Great Plains with significant benefits, including access to additional markets and greater flexibility and speed in pursuing business opportunities. Great Plains will be able to take advantage of market-based prices, capture and keep savings from improved asset management, explore strategic partnerships to gain efficiencies, evaluate selected merchant generation development and joint ventures, and expand affiliate relationships. KCPL believes that the benefits resulting from operating in this environment will allow Great Plains quickly to build a significant portfolio of competitive generation facilities. Finally, the Reorganization provide similar benefits to KLT's energy related and other operations by giving them flexibility in responding to changing market conditions.

D.       Description of the Reorganization

         As described above, the Reorganization will be accomplished through (i) the merger of KCPL with and into NewCo, with KCPL as the surviving corpora tion and (ii) a dividend up to Great Plains Energy of KCPL's interests in KLT and Great Plains Power. An organizational chart showing all of Great Plains Energy's direct and indirect investments in active subsidiaries following consummation of the Reorganization is provided at Exhibit E-2. The Reorganization will be governed by an Agreement and Plan of Merger, to be entered into between KCPL, Great Plains Energy, and NewCo (the "Reorganization Agreement"), a form of which is attached hereto at Exhibit B-1. The Reorganization Agreement is subject to approval of the FERC, NRC, MPSC and KCC, as well as the Federal Communications Commission with regard to the transfer of certain licenses.

         Under the Reorganization Agreement, KCPL's common shareholders will receive one share of Great Plains Energy Common Stock in exchange for each KCPL common share held immediately prior to the effective date of the Reorganiza tion, and KCPL's preferred shareholders will receive one equivalent share of Great Plains Energy Preferred Stock in exchange for each KCPL preferred share held immediately prior to the effective date of the Reorganization.(26) The common shares of KCPL will cease to be listed and traded on the New York Stock Exchange and the Common Stock of Great Plains Energy will be listed and traded instead. Similarly, three series of Great Plains Energy Preferred Stock will replace the equivalent three series of KCPL preferred shares currently listed and traded on the New York Stock Exchange, with the Great Plains Energy Preferred Stock being listed and trade on the New York Stock Exchange in their place. Except for the common shares and preferred shares of Great Plains Energy, no securities will be issued to implement the Reorganization. All existing KCPL debt obligations will remain obligations of KCPL after the Reorganization is consummated.

-----------

26 Thus, upon consummation of the share exchange, (i) all of KCPL's common shares will be held by Great Plains Energy, (ii) KCPL will have no preferred shares outstanding, (iii) all of Great Plains Energy's common shares will be held by the former KCPL common shareholders, and (iv) all of Great Plains Energy's preferred shares will be held by the former KCPL preferred share holders (with the exception of the 4.00% cumulative preferred stock to be redeemed).


E.       Post-Reorganization Financing

         Applicants request authority, to the extent such transactions are not otherwise exempt under the Act, for: (i) a program of external financing; (ii) intrasystem credit support arrangements; and (iii) interest rate hedging measures. Applicants are requesting approval for each of the proposals contained herein for the period through December 31, 2004 (the "Authorization Period"). The proceeds from the financings authorized by the Commission pursuant to this Applica tion/Declaration will be used for general corporate purposes, including: (i) financing, in part, investments by and capital expenditures of Great Plains Energy and its subsidiaries;
(ii) funding of future investments in any exempt wholesale generator ("EWG"), foreign utility company ("FUCO"), exempt telecommunications company ("ETC"), or energy-related or gas-related company within the meaning of Rule 58 ("Rule 58 Company"); (iii) the repayment, redemption, refunding or purchase by Great Plains Energy or any Subsidiary of its own securities; and, (iv) financing working capital requirements of Great Plains Energy and its Subsidiaries and for any other lawful corporate purposes.

         The Applicants represent that no financing proceeds will be used to acquire the securities of or other interest in any company unless such acquisition has been approved by the Commission in this proceeding, in a separate proceeding, or in accordance with an available exemption under the Act or rules thereunder, including Sections 32, 33 and 34 and Rule 58. Great Plains Energy states that the aggregate amount of proceeds of financing and guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to Great Plains Energy's "aggregate investment" in all such entities at any point in time, exceed 50 percent of Great Plains Energy's "consolidated retained earnings," as those terms are defined in Rules 53 and 58. Further, Great Plains Energy represents that proceeds of financing and guarantees utilized to fund investments in Rule 58 Companies following registration by Great Plains Energy will be subject to the limitations of that Rule. Applicants represent that they will not seek to recover through higher rates to KCPL's customers losses attributable to any operations of its Nonutility Subsidiaries. Finally, Great Plains Energy and KCPL commit to maintain their common equity, as reflected in the most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, at or above 30 percent of capitalization.

         1.       External Financing

         a.       Great Plains Energy

         Great Plains Energy proposes to issue and sell from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. In addition, as part of the one-to-one share exchange, Great Plains Energy also proposes to issue a limited amount of Preferred Stock upon consummation of the Reorganization. The aggre gate amount of all such securities issued during the Authorization Period will not exceed $450 million.

Common Stock

         Great Plains Energy proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Great Plains Energy also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), war rants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

         Great Plains Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transac tions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Great Plains Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Great Plains Energy or through agents designated by Great Plains Energy from time to time. If dealers are utilized in the sale of Common Stock, Great Plains Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Great Plains Energy may grant the underwrit ers thereof a "green shoe" option permitting the purchase from Great Plains Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

         Great Plains Energy also requests authority to issue Common Stock, performance shares options, SARs, warrants or other stock purchase rights exercis able for Common Stock in public or privately-negotiated transactions as consider ation for the equity securities or assets of other existing companies Great Plains Energy is seeking to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $450 million limitation on financing.(27)

-----------
27 The Commission previously has approved the issuance of common stock as consideration for assets or securities of other companies acquired in autho rized or exempt transactions. See, e.g., Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26, 1999); SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).



         In addition, each of the employee and director compensation plans which provide for investment in KCPL common stock, as in effect immediately prior to the Reorganization, will be amended to provide for the issuance of Great Plains Energy Common Stock instead of KCPL common stock. Currently, KCPL maintains the following employee and director stock plans (the "Stock Plans"):

o The Dividend Reinvestment and Direct Stock Purchase Plan, which offers common shareholders, employees and directors of KCPL and its subsidiaries the opportunity to purchase shares of KCPL's common stock by reinvesting dividends and/or making optional cash payments. A full statement of the current provisions of the Dividend Reinvestment and Direct Stock Purchase Plan is included in the Registration Statement on Form S-3 in File No. 33-51799 (Exhibit H-1 hereto).

o The Employee Savings Plus Plan, which is a defined contribution plan qualified under Section 401 of the Internal Revenue Code. Contributions to the plan will be matched by a KCPL contribution in cash, KCPL common stock, or a combination thereof, of an amount, up to three percent of the employee's compensation for any payroll period, equal to 50 percent of the amount contributed. A full statement of the current provisions of the Em ployee Savings Plus Plan is included in the Registration Statement on Form S-8 in File No. 33-17403 (Exhibit H-2 hereto).

o The Long-Term Incentive Plan, which provides for granting to certain eligible employees of KCPL and its subsidiaries incentive stock options, awards of limited stock appreciation rights, awards of shares of KCPL stock subject to certain restrictions on transferability that lapse after specified periods, and awards of performance shares to be exchanged for shares of common stock upon the achievement of certain performance measures. A full statement of the current provisions of the Long-Term Incentive Plan is included in the Registration Statement on Form S-8 in File No. 33-45618 (Exhibit H-3 hereto).

         Great Plains Energy will file post-effective amendments to the Registration Statements under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Stock Plans described above following the Reorganization.

         Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. Great Plains Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Great Plains Energy also may acquire treasury shares through other open-market purchases. Great Plains Energy also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

Preferred Stock

         Great Plains Energy also requests authorization to issue its authorized Preferred Stock as necessary to accomplish the one-to-one exchange of shares contemplated by the Reorganization, as described above. The dividend rate on any series of Preferred Stock will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on such Preferred Stock will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Such Preferred Stock may be convertible or exchangeable into shares of Common Stock.

Long-term Debt and other
Preferred or Equity-Linked Securities

         Great Plains Energy further requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, long-term debt and, indirectly through one or more Financing Subsidiaries, other types of preferred or equity-linked securities (including, specifically, trust preferred securities). The proceeds of long-term debt or other preferred or equity-linked securities will enable Great Plains Energy to reduce short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non-utility businesses that are exempt under the Act.(28)

-----------

28 Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, and Rule 58 Companies). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20, 2001).


         Preferred or equity-linked securities may be issued by one or more Financing Subsidiaries in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Great Plains Energy's board of directors. The dividend rate on any series of preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock.

         Long-term debt of Great Plains Energy may be in the form of unse cured notes ("Debentures") issued in one or more series. The Debentures of any series (i) may be convertible into any other securities of Great Plains Energy, (ii) will have a maturity ranging from one to 50 years, (iii) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (iv) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (v) may be entitled to mandatory or optional sinking fund provisions, (vi) may provide for reset of the coupon pursuant to a remarketing arrangement, and
(vii) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Great Plains Energy and a national bank, as trustee. Long-term debt of Great Plains Energy also may be in the form of bank lines of credit. Loans under these bank lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance 500 basis points over LIBOR.

         Great Plains Energy contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transac tions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

         The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

         Finally, Great Plains Energy undertakes that without further Commis sion authorization it will not issue any preferred or equity-linked securities or any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

Short-Term Debt

         To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, Great Plains Energy may sell, directly or indirectly through one or more Financing Subsidiaries, commercial paper or establish bank lines of credit ("Short-term Debt"). The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 500 basis points over LIBOR for maturities of one year or less.

         Specifically, Great Plains Energy may sell, directly or indirectly, commercial paper, from time to time, in established domestic or European commer cial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Great Plains Energy expects that the dealers acquiring commercial paper from Great Plains Energy will reoffer such paper at a discount to corporate, institutional and sophisti cated individual investors. Great Plains Energy anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

         Great Plains Energy also proposes to establish, directly or indirectly, bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrow ing. Great Plains Energy also may engage, directly or indirectly, in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

         b. KCPL

         KCPL requests authorization to issue and sell from time to time during the Authorization Period notes and other evidence of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. The effective cost of money on short-term debt of KCPL authorized in this proceeding will not exceed at the time of issuance 500 basis points over LIBOR for maturities of one year or less. The issuance by KCPL of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by both the MPSC and KCC.

         c. Nonutility Subsidiaries

         As described above in Item 1.A.2, the Nonutility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of energy-related or otherwise functionally-related non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. In almost all cases, such financing transactions will be exempt from prior Commission authorization pursuant to Rule 52(b).

         In order to be exempt under Rule 52(b), any loan by Great Plains Energy to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a Nonutility Subsidiary making a borrowing is not wholly-owned by Great Plains Energy, directly or indirectly, and does not sell goods or services to KCPL, then the Applicants request authority to make loans to any such associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(29) Applicants make this request since, if Great Plains Energy or a Nonutility Subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly-owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from Great Plains Energy or other lending Nonutility Subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. Great Plains Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction.

-------------

29 The Commission has granted similar authority to another registered holding company. See Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).


         2. Guarantees and Other Forms of Credit Support

         Great Plains Energy further proposes to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Subsidiary(30) during the Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Applicants also request authorization for Nonutility Subsidiaries to provide credit support on behalf and for the benefit of other Nonutility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

         a. Great Plains Energy

         Great Plains Energy requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Great Plains Energy Guarantees") on behalf or for the benefit of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. Subject to such limitation, Great Plains Energy may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. Great Plains Energy proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Great Plains Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.(31)

-----------
30 As used in this Application/Declaration, the term "Subsidiary" means KCPL and the Nonutility Subsidiaries.

31 The Commission previously has authorized registered holding companies to recoup from any subsidiary the actual cost of obtaining the liquidity necessary to perform under a guarantee issued on behalf of such subsidiary. See e.g., Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).


         b. Nonutility Subsidiaries

         In addition, Applicants request authorization for Nonutility Subsidiar ies to provide guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees") on behalf or for the benefit of other Nonutility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above in Item 1.E.1.c above.

         3. Hedging Transactions

         Great Plains Energy and, to the extent not exempt pursuant to Rule 52, the Subsidiaries request authorization to enter into interest rate hedging transac tions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

         Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

         Applicants will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (the "FASB").(32)

-----------

32 The proposed terms and conditions of the Interest Rate Hedges are substan tially the same as the Commission has approved in other cases. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); SCANA Corporation, Holding Co. Act Release No. 27137 (February 14, 2000).


F.       Other Financing Transactions

         Applicants also request authorization, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of certain specified categories of nonutility companies; (iii) the payment of dividends out of capital or unearned surplus by Nonutility Subsidiaries; and, (iv) sales and service agreements between the Subsidiaries, to the extent no otherwise permitted or exempt by rule.

         1. Changes in Capital Stock of Subsidiaries

         The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Great Plains Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitaliza tion by an amount deemed appropriate by Great Plains Energy or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the state or states in which such utility subsidiary is incorporated and doing business.(33)

------------

33 The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).


         2. Financing Subsidiaries

         Great Plains Energy and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifi cally for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Great Plains Energy and the Subsidiaries through the issuance of debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of KCPL will dividend, loan or transfer proceeds of financing only to KCPL. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Great Plains Energy would mirror the terms of those securities.(34) Great Plains Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries also may provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subse quent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those


--------------------
34 The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20, 2001).


securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsid iary would not be counted against the limitations on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item 1.E.2 above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be.

         3.       Intermediate Subsidiaries

         Great Plains Energy proposes to acquire, directly or indirectly through a Nonutility Subsidiary, the securities of one or more new subsidiary companies ("Intermediate Subsidiaries") which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, or ETCs ("Exempt Companies"), Rule 58 Companies or other non-exempt Nonutility Subsidiaries (as authorized in this proceeding or in a separate proceeding).(35) Great Plains Energy also requests author ity for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

-----------
35       KCPL does not hold an interest in any EWG or FUCO at this time.


         (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

         (ii) An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCPL;

         (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or
                  (b) to an electric utility company at the purchaser's "avoided cost" as determined in accor dance with the regulations under PURPA;

         (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not KCPL; or

         (v) A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by Great Plains Energy, provided that the ultimate purchaser of such goods or services is not KCPL (or any other entity that Great Plains Energy may form whose activities and operations are primarily related to the provision of goods and services to KCPL), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries de scribed in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

         An Intermediate Subsidiary may be organized, among other things,
(i) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Company, Rule 58 Company, or other non-exempt Nonutility Subsidiary; (ii) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Great Plains Energy and unaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit Great Plains Energy's exposure to U.S. and foreign taxes; (vii) to further insulate Great Plains Energy and KCPL from operational or other business risks that may be associated with investments in non-utility companies; or (vii) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by Great Plains Energy from the Commis sion; and (iii) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that Great Plains Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Great Plains Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.(36)

         Great Plains Energy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Great Plains Energy may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsid iary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,(37) Great Plains Energy hereby requests authoriza tion under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Great Plains Energy's ownership

------------

36 The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries, and for such intermediate companies to provide adminis trative and development services to such subsidiaries at market prices. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999); Energy East Corp., Holding Co. Act Release No. 27228 (Sept. 12, 2000).

37    Sections 12(c), 32(g), 33(c)(1) and 34(d), and Rules 43(b), 45(b),
      46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.



interests in existing and future Nonutility Subsidiaries.(38) Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary or the acquisition by Interme diate Subsidiaries, directly or indirectly, of the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Great Plains Energy will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

         4. Payment of Dividends out of Capital and Unearned Surplus

         Great Plains Energy also proposes, on behalf of each of its current and future non-exempt Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law; provided, however, that, without further approval of the Commission, no non-exempt Nonutility Subsid iary will declare or pay any dividend out of capital or unearned surplus if such Nonutility Subsidiary derives any material part of its revenues from the sale of goods, services, electricity or natural gas to KCPL. Great Plains Energy requests that the Commission reserve jurisdiction over dividends paid by any such non-exempt Nonutility Subsidiary.(39)

------------

38 The Commission has granted similar authority to another holding company. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).

39 The Commission has granted similar approvals, subject to such reservation of jurisdiction, to other registered holding companies. See The Southern Com pany, Holding Co. Act Release No. 26738 (July 2,
      1997).





         Great Plains Energy anticipates that there will be situations in which one or more Nonutility Subsidiaries will have unrestricted cash available for distribu tion in excess of any such company's current and retained earnings. In such situa tions, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsid iary of Great Plains Energy were to purchase all of the stock of a Rule 58 Company, and following such acquisition the Rule 58 Company incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the Rule 58 Company (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Great Plains Energy or its other parent.

         Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of a Rule 58 Company, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds. Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income. Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

         Great Plains Energy, on behalf of each current and future non-exempt Nonutility Subsidiary, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Great Plains Energy also states that its subsidiaries will comply with the terms of any credit agreements and inden tures that restrict the amount and timing of distributions to shareholders.


G.       Intrasystem Service Arrangements

         KCPL has been providing administrative, management, technical, legal and other support services to its subsidiaries for some years, subject to regula tion by the MPSC and KCC. KCPL has billed its subsidiaries directly for all identifiable costs related to the particular transactions involved. Other elements of costs, such as taxes, interest, other overhead and compensation for the use of capital procured by the issuance of capital stock, is allocated according to ratios designed to recover an equitable share of these costs.

         KCPL is in the process of evaluating the most economical and effective manner of providing support services to affiliate companies following the Reorganization. Currently, KCPL intends to file with the Commission not later than April 30, 2002, an application/declaration seeking authority to create a service company and to implement the final support service structure for the Great Plains Energy system. Until such time as that application/declaration is made effective by the Commission, Applicants request authorization pursuant to Section 13(b) of the Act and rules thereunder for KCPL and the Nonutility Subsidiaries, after consumma tion of the Reorganization, to provide on an interim basis services, as well as sell goods, to each other and to Great Plains Energy (as well as services and goods of a substantially similar nature). The provision of such services or sale of goods may be on a basis other than "cost," provided such pricing arrangements are consistent with applicable Missouri and Kansas statutes and regulations. Reference is made to the form of service agreement between KCPL and the Nonutility Subsidiaries attached at Exhibit B-2.

H.       Certificates of Notification

         Great Plains Energy proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Applica tion/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

         (i) The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale;

         (ii) The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

         (iii) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

         (iv) The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy;

         (v) The amount and terms of any Short-term Debt issued by Great Plains Energy or KCPL during the quarter;

         (vi) The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

         (vii) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

         (viii) The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments;

         (ix) The name, parent company, and amount invested in any new Interme diate Subsidiary or Financing Subsidiary during the quarter;

         (x) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing; and

         (xi) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, includ ing Great Plains Energy, that has engaged in any jurisdictional financ ing transactions during the quarter.


Item 2.  Fees, Commission and Expenses

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are in the process of being esti mated. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants estimate that such fees and expenses will not exceed 5 percent of the proceeds of any such financings.


Item 3.  Applicable Statutory Provisions

A.       General

         Sections 6(a) and 7 of the Act are applicable to the issuance of Common Stock and Preferred Stock and to the direct or indirect issuance of Deben tures or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of Short-term Debt by Great Plains Energy and KCPL. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Great Plains Energy Guarantees and to Nonutility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy's or any Nonutility Subsidiary's of the equity securities of any Financing Subsidiary or Intermediate Subsidiary and to Great Plains Energy's investment in existing or new subsidiaries to engage in financing of energy-related equipment, products or services. Section 9(a)(1) and 10 of the Act also are applicable to the KCPL's acquisition by lease of transmission lines and to KCPL's participation in the railcar leasing activities described in Item 1.A.1. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Nonutility Subsidiary. Section 13(b) of the Act and Rules 80 through 92 are applicable to the performance of services and sale of goods among KCPL and Nonutility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable.

B.       Compliance with Rules 53 and 54

         The transactions proposed herein are also subject to Rules 53 and
54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsid iaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): Following the Reorganization, Great Plains Energy will not hold any interest in any EWG or FUCO.

         Rule 53(a)(2): Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2 percent of KCPL employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): Great Plains Energy will submit a copy of the Applica tion/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCPL.

         In addition, Great Plains Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occur rence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


Item 4.  Regulatory Approvals

         Approval of the MPSC is required prior to the encumbrance of KCPL's assets or the issuance by KCPL of long-term (one year or longer) evidences of indebtedness. Approval of the KCC is required before KCPL may enter into management, construction, engineering, or similar contracts with its affiliates. To the extent transactions between Great Plains Energy and KCPL affect utility charges, approval of the KCC also may be required for such transactions. Except as stated above, no state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.


Item 5.  Procedure

         The Commission published on May 11, 2001, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, requiring comments to be filed by June 5, 2001. No comments to the Application/Declaration have been filed. Applicants respectfully request the Commission enter an order granting and permitting this Application/Declaration to become effective not later than August 17, 2001.

         Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6. Exhibits and Financial Statements

A.       Exhibits

A-1 Restated Articles of Consolidation of KCPL dated as of May 5, 1992 (previ ously filed as Exhibit 4 to Registration Statement in File No. 33-54196 and incorporated herein by reference)

A-2 By-laws of KCPL, as amended and in effect on November 7, 2000 (previ ously filed as Exhibit 3-b to Exhibit G-1 hereto and incorporated herein by reference)

A-3      Articles of Incorporation of Great Plains Energy*

A-4      By-laws of Great Plains Energy*

B-1      Form of Agreement and Plan of Merger

B-2      Form of Service Agreement between KCPL and Nonutility Subsidiaries*

C-1 Registration Statement on Form S-3 (previously filed on December 18, 1996 in File No. 333-18139 and incorporated herein by reference)

C-2 Registration Statement on Form S-3 (previously filed on November 21, 2000 in File No. 333-50396 and incorporated herein by reference)

E-1      Map of KCPL service area*

E-2      Post-Reorganization Organizational Chart (Revised)

F-1      Preliminary Opinion of Counsel

F-2      Past-Tense Opinion of Counsel**

G-1 KCPL's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (previously filed on February 28, 2001 in File No. 001-00707 and incorporated by reference)

G-2 KCPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (previously filed on May 10, 2001 in File No. 001-00707 and incorpo rated by reference)

H-1 Dividend Reinvestment and Direct Stock Purchase Plan (previously filed in Registration Statement on Form S-3 in File No. 33-51799 and incorporated herein by reference)

H-2 Employee Savings Plus Plan (previously filed in Registration Statement on Form S-8 in File No. 33-17403 and incorporated herein by reference)

H-3 Long-Term Incentive Plan (previously filed in Registration Statement on Form S-8 in File No. 33-45618 and incorporated herein by reference)

I-1      Form of Notice*

*   Previously filed
** To be filed by amendment

B.       Financial Statements

FS-1     KCPL Consolidated Balance Sheet as of December 31, 2000
         (previously filed in KCPL's Annual Report on Form 10-K for the year ended December 31, 2000 (Exhibit G-1 hereto) and incorporated by reference)

FS-1A KCPL Consolidated Balance Sheet as of March 31, 2001 (previously filed in KCPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (Exhibit G-2 hereto) and incorporated by reference)

FS-2 KCPL Consolidated Statement of Income for the 12 months ended December 31, 2000 (previously filed with the Commission in KCPL's Annual Report on Form 10-K for the year ended December 31, 2000 (Exhibit G-1 hereto) and incorporated by reference)

FS-2A KCPL Consolidated Statement of Income for the 3 months ended March 31, 2001 (previously filed in KCPL's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (Exhibit G-2 hereto) and incorporated by reference)


Item 7.  Information as to Environmental Effects

         The transactions proposed herein will not involve major federal action significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. ss. 4321 et seq. Second, consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.






                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




                                 SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amend ment No. 3 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ Bernard J. Beaudoin                          Date:    August 20, 2001
-------------------------------------
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board, President
         and Chief Executive Officer


KANSAS CITY POWER AND LIGHT COMPANY
1201 Walnut Street Kansas City,
Missouri 64106

    /s/ Bernard J. Beaudoin                          Date:    August 20, 2001
-------------------------------------
Name:    Bernard J. Beaudoin
Title:   Chairman of the Board, President
         and Chief Executive Officer


KLT INC.
10740 Nall Street, Suite 230
Overland Park, Kansas 66211

    /s/ Gregory J. Orman                             Date:    August 20, 2001
-------------------------------------
Name:    Gregory J. Orman
Title:   President and CEO


GREAT PLAINS POWER, INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ John J. DeStefano                            Date:    August 20, 2001
------------------------------------
Name:    John J. DeStefano
Title:   Vice President


KCPL RECEIVABLE CORPORATION
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ Andrea F. Bielsker                           Date:    August 20, 2001
-----------------------------------
Name:    Andrea F. Bielsker
Title:   President



                                                                EXHIBIT B-1


                        AGREEMENT AND PLAN OF MERGER

                                   AMONG

                     KANSAS CITY POWER & LIGHT COMPANY,

                      GREAT PLAINS ENERGY INCORPORATED

                                    AND

                         KC MERGER SUB INCORPORATED



                              DATED AS OF [ ]









                        AGREEMENT AND PLAN OF MERGER

                  THIS AGREEMENT AND PLAN OF MERGER (the "Merger
Agreement"), dated as of [ ], is among Kansas City Power & Light Company, a Missouri corporation (the "Company"), Great Plains Energy Incorporated, a Missouri corporation ("Holdings") and a direct, wholly owned subsidiary of the Company, and KC Merger Sub Incorporated, a Missouri corporation ("Newco") and a direct, wholly owned subsidiary of Holdings.

                              R E C I T A L S:

                  WHEREAS, the Company's authorized capital stock consists of (i) [ ] shares of common stock, no par value (the "Company Common Stock"), of which, as of the date hereof, [ ] shares are issued and outstanding and [no] shares were held in Company's treasury; (ii) [ ] shares of 3.80% cumulative preferred stock, par value $100 per share (the "Company 3.80% Preferred"), of which [ ] shares are outstanding on the date hereof; (iii) [ ] shares of 4% cumulative preferred stock, par value $100 per share (the "Company 4% Preferred"), of which [ ] shares are outstanding on the date hereof; (iv) [ ] shares of 4.50% cumulative preferred stock, par value $100 per share (the "Company 4.50% Preferred"), of which [ ] shares are outstanding on the date hereof; (v) [ ] shares of 4.20% cumulative preferred stock, par value $100 per share (the "Company 4.20% Preferred"), of which [ ] shares are outstanding on the date hereof; and
(vi) [ ] shares of 4.35% cumulative preferred stock, par value $100 per share (the "Company 4.35% Preferred" and, together with the Company 3.80% Preferred, the Company 4.50% Preferred and the Company 4.20% Preferred, but excluding the Company 4% Preferred, the "Company Preferred"), of which [ ] shares are outstanding on the date hereof; and

                  WHEREAS, as of the date hereof, Holdings' authorized capital stock consists of (i) [ ] shares of common stock, no par value (the "Holdings Common Stock"), of which, as of the date hereof, [ ] shares are issued and outstanding and owned by the Company and no shares are held in treasury, and (ii) [ ] shares of 3.80% cumulative preferred stock, par value $100 per share (the "Holdings 3.80% Preferred"), of which no shares are outstanding on the date hereof; (iii) [ ] shares of 4.50% cumulative preferred stock, par value $100 per share (the "Holdings 4.50% Preferred"), of which no shares are outstanding on the date hereof; (iv) [ ] shares of 4.20% cumulative preferred stock, par value $100 per share (the "Holdings 4.20% Preferred"), of which no shares are outstanding on the date hereof; and (v) [ ] shares of 4.35% cumulative preferred stock, par value $100 per share (the "Holdings 4.35% Preferred" and, together with the Holdings 3.80% Preferred, the Holdings 4.50% Preferred and the Holdings 4.20% Preferred, the "Holdings Preferred"), of which no shares are outstanding on the date hereof; and

                  WHEREAS, as of the date hereof, Newco has an authorized capital stock consisting of [ ] shares of common stock, no par value (the "Newco Common Stock"), of which [ ] shares are issued and outstanding on the date hereof and owned by Holdings; and

                  WHEREAS, the designations, rights and preferences, and the qualifications, limitations and restrictions thereof, of the Holdings Common Stock, the Holdings 3.80% Preferred, the Holdings 4.50% Preferred, the Holdings 4.20% Preferred and the Holdings 4.35% Preferred, are the same as those of the Company Common Stock, the Company 3.80% Preferred, the Company 4.50% Preferred, the Company 4.20% Preferred and the Company 4.35% Preferred, respectively; and

                  WHEREAS, no later than immediately prior to the Effective Date (as defined below), the Company shall redeem all outstanding shares of Company 4% Preferred; and

                  WHEREAS, the Articles of Incorporation of Holdings (the "Holdings Charter") and the By-laws of Holdings (the "Holdings By-laws") in effect immediately after the Effective Date (as hereinafter defined) will contain provisions identical to the Restated Articles of Consolidation of the Company (the "Company Charter") and By-laws of the Company (the "Company By-laws") in effect immediately before the Effective Date (other than with respect to matters excepted by Section 351.448.1(4) of the Missouri General and Business Corporation Law (the "MGBCL")); and

                  WHEREAS, the directors and officers of the Company immediately prior to the Merger (as hereinafter defined) will be the directors and officers of Holdings as of the Effective Date; and

                  WHEREAS, Holdings and Newco are newly formed corporations organized for the purpose of participating in the transactions herein contemplated; and

                  WHEREAS, the Company desires to create a new holding company structure by merging Newco with and into the Company, with the Company continuing as the surviving corporation of such merger, and each outstanding share (or any fraction thereof) of Company Common Stock, the Company 3.80% Preferred, the Company 4.50% Preferred, the Company 4.20% Preferred and the Company 4.35% Preferred, being converted in such merger into a like number of shares of Holdings Common Stock, the Holdings 3.80% Preferred, the Holdings 4.50% Preferred, the Holdings 4.20% Preferred and the Holdings 4.35% Preferred, respectively, all in accordance with the terms of this Merger Agreement (the "Merger"); and

                  WHEREAS, the Boards of Directors of Holdings and the Company have approved this Merger Agreement and the Merger upon the terms and subject to the conditions set forth in this Merger Agreement.

                  NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in this Merger Agreement, and intending to be legally bound hereby, the Company, Holdings and Newco hereby agree as follows:


                                 ARTICLE I

                                 THE MERGER

                  SECTION 1.1 THE MERGER. In accordance with Section
351.448 of the MGBCL and subject to and upon the terms and conditions of this Merger Agreement, Newco shall, on the Effective Date, be merged with and into the Company, the separate corporate existence of Newco shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

                  SECTION 1.2 EFFECTIVE DATE. The parties shall file articles of merger with respect to the Merger (the "Articles of Merger"), executed in accordance with the relevant provisions of the MGBCL, and with this Merger Agreement attached thereto, with the Secretary of State of the State of Missouri, and shall make all other filings or recordings required under the MGBCL to effectuate the Merger. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Missouri (the date of such filing shall hereinafter be referred to as the "Effective Date").

                  SECTION 1.3 RESTATED ARTICLES OF INCORPORATION OF SURVIVING CORPORATION. From and after the Effective Date, the Company's Restated Articles of Incorporation, as in effect immediately prior to the Effective Date, shall be the Restated Articles of Incorporation of the Surviving Corporation, except with such changes as are permitted by Section 351.448.1(7) of the MGBCL (the "Surviving Corporation's Charter") until thereafter amended as provided by law; provided, however, that, from and after the Effective Date:

                  (a) Article Third thereof shall be amended so as to read in its entirety as follows:

                           "The amount of authorized capital stock of the
                  Company is One Thousand (1,000) shares of Common Stock without par value.

                           (i) Dividends. Subject to the limitations in
                  this ARTICLE THIRD set forth, dividends may be paid on the Common Stock out of any funds legally available for the purpose, when and as declared by the Board of Directors.

                           (ii) Liquidation Rights. In the event of any
                  liquidation or dissolution of the Company, after there shall have been paid to or set aside for the holders of outstanding shares having superior liquidation preferences to Common Stock the full preferential amounts to which they are respectively entitled, the holders of outstanding shares of Common Stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets of the Company available for distribution.

                           (iii) Voting Rights. Except as set forth in this
                  ARTICLE THIRD or as by statute otherwise mandatorily provided, the holders of the Common Stock shall exclusively possess full voting powers for the election of Directors and for all other purposes.

                           (iv) No Preemptive Rights. No holders of
                  outstanding shares of Common Stock shall have any preemptive right to subscribe for or acquire any shares of stock or any securities of any kind hereafter issued by the Company.

                           (v) Consideration for Shares. Subject to
                  applicable law, the shares of the Company, now or hereafter authorized, may be issued for such consideration as may be fixed from time to time by the Board of Directors. Subject to applicable law and to the provisions of this ARTICLE THIRD, shares of the Company issued and thereafter acquired by the Company may be disposed of by the Company for such consideration as may be fixed from time to time by the Board of Directors.

                           (vi) Crediting Consideration to Capital. The
                  entire consideration hereafter received upon the issuance of shares of Common Stock without par value shall be credited to capital, and this requirement may not be eliminated or amended without the affirmative vote of consent of the holders of two-thirds of the outstanding Common Stock.

                  (b) A new Article Fourteenth shall be added thereto which shall be and read in its entirety as follows:

                           "ARTICLE FOURTEENTH. Any act or transaction by
                  or involving the Company that requires for its adoption pursuant to Chapter 351 of the Missouri General and Business Corporation Law or these Restated Articles of Incorporation the approval of the shareholders of the Company shall, pursuant to Section 351.448 of the Missouri General and Business Corporation Law, require, in addition, the approval of the shareholders of Great Plains Energy Incorporated, a Missouri corporation, or any successor thereto by merger, by the same vote as is required pursuant to Chapter 351 of the Missouri General and Business Corporation Law or the Restated Articles of Incorporation of the Company."

                  SECTION 1.4 BY-LAWS OF SURVIVING CORPORATION. From and after the Effective Date, the By-laws of Newco, as in effect immediately prior to the Effective Date, shall constitute the By-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

                  SECTION 1.5 DIRECTORS OF SURVIVING CORPORATION. The directors of Newco in office immediately prior to the Effective Date shall be the initial directors of the Surviving Corporation and will hold office from the Effective Date until their successors are duly elected or appointed and qualified in the manner provided in the Surviving
Corporation's Charter and By-laws, or as otherwise provided by law.

                  SECTION 1.6 OFFICERS OF SURVIVING CORPORATION. The officers of Newco in office immediately prior to the Effective Date shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation's Charter and By-laws, or as otherwise provided by law.

                  SECTION 1.7 ADDITIONAL ACTIONS. Subject to the terms of this Merger Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger. If, at any time after the Effective Date, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Newco or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Merger Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Newco and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Newco and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Merger Agreement.

                  SECTION 1.8 CONVERSION OF SECURITIES. On the Effective Date, by virtue of the Merger and without any action on the part of Holdings, Newco, the Company or the holder of any of the following securities:

                  (a) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of Holdings Common Stock.

                  (b) Conversion of Company Common Stock in Treasury. Each share of Company Common Stock issued but held by the Company in its treasury immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and non-assessable share of Holdings Common Stock held in such entity's treasury after the Effective Date.

                  (c) Conversion of Company 3.80% Preferred. Each share of Company 3.80% Preferred issued and outstanding immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of Holdings 3.80% Preferred.

                  (d) Conversion of Company 4.50% Preferred. Each share of Company 4.50% Preferred issued and outstanding immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of Holdings 4.50% Preferred.

                  (e) Conversion of Company 4.20% Preferred. Each share of Company 4.20% Preferred issued and outstanding immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of Holdings 4.20% Preferred.

                  (f) Conversion of Company 4.35% Preferred. Each share of Company 4.35% Preferred issued and outstanding immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of Holdings 4.35% Preferred.

                  (g) Conversion of Capital Stock of Newco. Each share of Newco Common Stock issued and outstanding immediately prior to the Effective Date shall be converted into and thereafter represent one duly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

                  (h) Cancellation of Capital Stock of Holdings. Each share of Holdings Common Stock that is owned by the Company immediately prior to the Merger shall automatically be cancelled and retired and shall cease to exist.

                  (i) Rights of Certificate Holders. From and after the Effective Date, holders of certificates formerly evidencing Company Common Stock or Company Preferred shall cease to have any rights as shareholders of the Company, except as provided by law; provided, however, that such holders shall have the rights set forth in Section 1.10 herein.

                  SECTION 1.9 STOCK OPTIONS AND EQUITY-BASED AWARDS. (a) On the Effective Date, automatically and without any action on the part of the Company, Holdings, Newco or the holders of any options to acquire shares of Company Common Stock (the "Company Stock Options"), or the holders of any other equity-based award of the Company, (i) Holdings will assume each Company Stock Option and each other equity-based award of the Company which is outstanding immediately prior to the Effective Date, (ii) each such Company Stock Option will become an option to purchase a number of shares of Holdings Common Stock equal to the number of shares of Company Common Stock issuable upon the exercise of such Company Stock Option, and otherwise upon the same terms and conditions as such Company Stock Option and (iii) each such other equity-based award of the Company will become a similar equity-based award with respect to a number of shares of Holdings Common Stock equal to the number of shares of Company Common Stock subject to such equity-based award, and otherwise upon the same terms and conditions as such equity-based award.

                  (b) Upon the consummation of the Merger, Holdings shall as- sume sponsorship of and all obligations of the Company under the Dividend Reinvestment and Direct Stock Purchase Plan and all employee benefit plans of the Company, including but not limited to the Company's Long-Term Incentive Plan, Long- and Short-Term Incentive Compensation Plan, Supplemental Executive Retirement Plan and Nonqualified Deferred Compensation Plan, and all retirement, medical, dental, long-term disability, short-term disability, life insurance, flexible spending account and any other such benefit plans and programs of the Company.

                  SECTION 1.10 NO SURRENDER OF CERTIFICATES. (a) Until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding stock certificate that, immediately prior to the Effective Date, evidenced Company Common Stock shall be deemed and treated for all corporate purposes to evidence the ownership of the number of shares of Holdings Common Stock into which such shares of Company Common Stock were converted pursuant to the provisions of Section 1.8 (a) and (b) herein.

                  (b) Until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding stock certificate that, immediately prior to the Effective Date, evidenced the Company 3.80% Preferred, Company 4.50% Preferred, Company 4.20% Preferred or Company 4.35% Preferred, as the case may be, shall be deemed and treated for all corporate purposes to evidence the ownership of the number of shares of the Holdings 3.80% Preferred, Holdings 4.50% Preferred, Holdings 4.20% Preferred or Holdings 4.35% Preferred, as the case may be, into which such shares of Company Preferred were converted pursuant to the provisions of Sections 1.8 (c), (d), (e) or (f) herein, as the case may be.


                                ARTICLE II

                           ACTIONS TO BE TAKEN IN
                         CONNECTION WITH THE MERGER

                  SECTION 2.1 LISTING OF CERTAIN HOLDINGS CAPITAL STOCK. The Company shall use its reasonable efforts to cause the Holdings Common Stock, Holdings 3.80% Preferred, Holdings 4.50% Preferred and Holdings 4.35% Preferred to be issued pursuant to the Merger to be approved for listing on the New York Stock Exchange (the "NYSE") prior to the Effective Date, subject to official notice of issuance.

                  SECTION 2.2 PROCUREMENT OF CUSIP NUMBERS. On or prior to the Effective Date, Holdings will use reasonable efforts to procure a new CUSIP number for the Holdings Common Stock, for each series of Holdings Preferred and for any other securities which so require new CUSIP numbers in connection with the Merger.

                  SECTION 2.3 APPLICATION FOR REGULATORY APPROVALS. Prior to the Effective Date, the Company shall apply for, and use reasonable efforts to obtain, the following regulatory approvals and orders (the "Regulatory Approvals") for the Merger: (1) all necessary approvals from the Kansas Corporation Commission under Chapter 66 of the Kansas Statutes Annotated; (2) all necessary approvals from the Missouri Public Service Corporation under Chapter 393 of the Missouri Revised Statutes; (3) all necessary approvals from the Federal Energy Regulatory Commission under the Federal Power Act; (4) all necessary approvals from the Nuclear Regulatory Commission under the Atomic Energy Act; and (5) an order from the Securities and Exchange Commission ("SEC"), in form and substance reasonably acceptable to the Company, authorizing Holdings and its subsidiaries to engage in such transactions subject to SEC jurisdiction under the Public Utility Holding Company Act of 1935 ("PUHCA") as the Company deems necessary for the normal operation of Holdings' utility holding company system following Holdings' registration with the SEC under
Section 5 of PUHCA, including, but not limited to, financing transactions subject to SEC jurisdiction under Sections 6 and 7 of PUHCA and acquisitions subject to SEC jurisdiction under Sections 9 and 10 of PUHCA.

                  SECTION 2.4 REDEMPTION OF COMPANY 4% PREFERRED. No later than immediately prior to the Effective Date, the Company shall redeem all outstanding shares of Company 4% Preferred.


                                ARTICLE III

                            CONDITIONS OF MERGER

                  SECTION 3.1 CONDITIONS PRECEDENT. The obligations of the parties to this Merger Agreement to consummate the Merger and the transactions contemplated by this Merger Agreement shall be subject to fulfillment or waiver by the parties hereto of each of the following conditions:

                  (a) Prior to the Effective Date, the Holdings Common Stock, Holdings 3.80% Preferred, Holdings 4.50% Preferred and Holdings 4.35% Preferred to be issued pursuant to the Merger shall have been approved for listing, upon official notice of issuance, by the NYSE.

                  (b) On the Effective Date, Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Company, shall render an opinion to the Board of Directors of the Company, in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, to the effect that for federal income tax purposes (i) the Merger will qualify as an exchange described in
Section 351 of the Internal Revenue Code of 1986, as amended; (ii) no gain or loss will be recognized by the shareholders of the Company upon receipt of the Holdings Common Stock, Holdings 3.80% Preferred, Holdings 4.50% Preferred, Holdings 4.20% Preferred or Holdings 4.35% Preferred as the case may be, in exchange for their shares of Company Common Stock, Company 3.80% Preferred, Company 4.50% Preferred, Company 4.20% Preferred or Company Preferred 4.35%, as the case may be, pursuant to the Merger; (iii) the tax basis of the shares of Holdings Common Stock, Holdings 3.80% Preferred, Holdings 4.50% Preferred, Holdings 4.20% Preferred or Holdings 4.35% Preferred, as the case may be, to be received by the Company's shareholders pursuant to the Merger Agreement will be the same as their tax basis in the Company Common Stock, Company 3.80% Preferred, Company 4.50% Preferred, Company 4.20% Preferred or Company 4.35% Preferred, as the case may be, converted or exchanged therefor; and (iv) the holding period of the Holdings Common Stock, Holdings 3.80% Preferred, Holdings 4.50% Preferred, Holdings 4.20% Preferred or Holdings 4.35% Preferred, as the case may be, to be received by each of the Company's shareholders pursuant to the Merger Agreement will include the holding period of the Company Common Stock, Company 3.80% Preferred, Company 4.50% Preferred, Company 4.20% Preferred or Company 4.35% Preferred, as the case may be, converted or exchanged therefor, provided that such Company Common Stock, Company 3.80% Preferred, Company 4.50% Preferred, Company 4.20% Preferred or Company 4.35% Preferred, as the case may be, is held as a capital asset in the hands of such shareholder at the time of the Merger. In rendering the opinion, such counsel may require and rely upon representations contained in certificates of officers of Holdings and the Company.

                  (c) Prior to the Effective Date, no order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality which prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby.

                  (d) Prior to the Effective Date, if necessary, the Company shall have filed with the office of the Missouri Secretary of State an amendment to the Holdings Charter to change the name of Holdings to a name to be determined by the Company.

                  (e) The Company and Holdings shall have taken all necessary corporate action to ensure that, immediately prior to the Effective Date, the Holdings Charter (including with respect to authorized capital stock) and the Holdings By-laws shall contain provisions identical to the Company Charter and Company By-laws, respectively, in effect immediately prior to the Effective Date (other than with respect to matters excepted by Section 351.448.1(4) of the MGBCL).

                  (f) Prior to the Effective Date, the Regulatory Approvals shall have been obtained, in form and substance satisfactory to the parties, and shall be final and nonappealable.

                  (g) Prior to the Effective Date, all outstanding shares of Company 4% Preferred shall have been redeemed by the Company.


                                ARTICLE IV

                         TERMINATION AND AMENDMENT

                  SECTION 4.1 TERMINATION. This Merger Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Date by action of the Board of Directors of the Company, Holdings or Newco if it is determined that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of such corporation or its shareholders. In the event of such termination and abandonment, this Merger Agreement shall become void and neither the Company, Holdings or Newco nor their respective shareholders, directors or officers shall have any liability with respect to such termination and abandonment.

                  SECTION 4.2 AMENDMENT. This Merger Agreement may be supplemented, amended or modified by the mutual consent of the Boards of Directors of the parties to this Merger Agreement.


                                 ARTICLE V

                          MISCELLANEOUS PROVISIONS

                  SECTION 5.1 GOVERNING LAW. THIS MERGER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MISSOURI, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

                  SECTION 5.2 BINDING EFFECT AND ASSIGNMENT. This Merger Agreement shall be binding upon and inure to the benefit of the parties and to their respective successors and assigns.

                  SECTION 5.3 THIRD PARTY BENEFICIARIES. This Merger Agreement is not intended and shall not be construed to confer upon any person, other than the parties hereto and their respective successors and assigns, any rights or remedies hereunder.

                  SECTION 5.4 COUNTERPARTS. This Merger Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

                  SECTION 5.5 ENTIRE MERGER AGREEMENT. This Merger Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.


                  IN WITNESS WHEREOF, Holdings, Newco and the Company have caused this Merger Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                      KANSAS CITY POWER & LIGHT
                                      COMPANY


                                      By:
                                            --------------------------------
                                            Name:
                                            Title:


                                      GREAT PLAINS ENERGY
                                      INCORPORATED


                                      By:
                                           ---------------------------------
                                            Name:
                                            Title:


                                      KC MERGER SUB INCORPORATED


                                      By:
                                            --------------------------------
                                            Name:
                                            Title:






                                                                EXHIBIT E-2


                  Post-Reorganization Organizational Chart

[Graphic omitted]






                                                                Exhibit F-1


[Letterhead of Kansas City Power & Light]


William G. Riggins
General Counsel

(816) 556-2645
(816) 556-2787 (Fax)

                                                             August 2, 2001


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re: Application/Declaration of Great Plain
                   Energy Incorporated
                   under the Public Utility Holding Company Act of 1935 (File No. 70-9861)


Ladies and Gentlemen:

               This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the Application/Declaration on Form U-1 (File No. 70-9861), as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed jointly by Great Plains Energy Incorporated ("Great Plains Energy"), Kansas City Power & Light Company ("KCPL"), Great Plains Power, Incorporated ("Great Plains"), KCPL Receivable Corporation ("KCPL Receivable"), and KLT Inc. ("KLT") (collectively, the "Appli cants"). The Application requests an order of the Commission authorizing and approving certain on-going financial activities of Great Plains Energy and its subsidiaries, as well as related matters (collectively, the "Proposed Transactions"), following the reorganization of KCPL and the registration of Great Plains Energy as a holding company under the Act (the "Reorganization").

               I am General Counsel of KCPL and, as such, I am familiar with the corporate proceedings taken by the Applicants in connection with the Reorganization and the Proposed Transactions. I have examined originals or copies, certified or otherwise identified to my satisfaction, of such corporate records, certificates, and other documents as I have considered relevant and necessary as a basis for the opinions expressed herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as copies, and the authenticity of the originals of such latter documents.

               The opinions expressed below with respect to the Proposed Transac tions are subject to and rely upon the following assumptions:

               (a) Any regulatory approvals required with respect to the Proposed Transactions shall have been obtained and shall remain in full force and effect.

               (b) The Proposed Transactions shall have been duly authorized and approved, to the extent required by the applicable governing corporate documents and applicable state laws and by the Board of Directors of Great Plains Energy or of the appropriate Applicant, as the case may be.

               (c) The Commission shall have duly entered an appropriate order or orders with respect to the Proposed Transactions as described in the Application, granting and permitting the Application to become effective under the Act and the rules and regulations thereunder, and the Proposed Transactions shall have been consummated in accordance with the Application.

               (d) Registration statements with respect to the shares of Great Plains Energy common stock to be issued in connection with the Proposed Transactions shall have become effective pursuant to the Securities Act of 1933, as amended; no stop order shall have been entered with respect thereon; and the issuance of shares of Great Plains Energy common stock in connection with the Proposed Transactions shall have been consummated in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

               (e) The parties shall have obtained all consents, waivers and releases, if any, required for the Proposed Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

               (f) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed above.

               Based on the foregoing I am of the opinion that, in the event the Proposed Transactions are consummated in accordance with the Application.

               1. All state laws applicable to the Proposed Transactions will have been complied with;

               2. Great Plains Energy and the other Applicants will be validly existing as corporations under the laws of their respective states of incorporation;

               3. The equity securities to be issued by Great Plains Energy in the Proposed Transactions will be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the applicable articles of incorporation and related documents which define such rights and privileges;

               4. The various debt instruments and guarantees to be issued by Great Plains Energy and certain other Applicants as part of the Proposed Transactions will be valid and binding obligations of Great Plains Energy and such other Applicant in accordance with the terms of such instruments and guarantees, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting the enforceability of creditors' rights generally and to general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing) regardless of whether considered in a proceeding in equity or at law; and,

               5. The consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by Great Plains Energy, any other Applicant, or any associate company thereof.

               This opinion is being delivered solely for the benefit of the person to whom it is addressed. It may not be utilized by any other person for any other purpose without my prior written consent. I hereby consent to the use of this opinion as an exhibit to the Application.


                                                     Very truly yours,

                                                     /s/ William G. Riggins
                                                     William G. Riggins